                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           RESTORATION HARDWARE, INC.
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
                         (Title of Class of Securities)


                                    760981100
                                 (CUSIP Number)

                                  CELIA FELSHER
                      RESERVOIR CAPITAL MANAGEMENT, L.L.C.
                               650 MADISON AVENUE
                                   26TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 610-9000

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 22, 2001
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 760981100

(1)    NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Reservoir Capital Management, L.L.C.

--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                   (a)  [ ]
                                                                   (b)  [x]
--------------------------------------------------------------------------------
(3)    SEC USE ONLY

--------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS **

                     WC
--------------------------------------------------------------------------------
(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [  ]

--------------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------------------------------------------------------------

                             (7)     SOLE VOTING POWER
                                     716,000
                    ------------------------------------------------------------
NUMBER OF                    (8)    SHARED VOTING POWER
SHARES
BENEFICIALLY                        0
                    ------------------------------------------------------------
OWNED BY                     (9)    SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH                         716,000
                    ------------------------------------------------------------
                             (10)   SHARED DISPOSITIVE POWER

                                    0
                    ------------------------------------------------------------

        (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON

                                    716,000
              ------------------------------------------------------------------
        (12)   CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]

--------------------------------------------------------------------------------
        (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    3.6%
--------------------------------------------------------------------------------
        (14)   TYPE OF REPORTING PERSON **
                                    OO
--------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 760981100

(1)    NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Reservoir Capital Group, L.L.C.

--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                   (a)  [ ]
                                                                   (b)  [x]
--------------------------------------------------------------------------------
(3)    SEC USE ONLY

--------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS **

                     WC
--------------------------------------------------------------------------------
(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [  ]

--------------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------------------------------------------------------------

                             (7)     SOLE VOTING POWER
                                     716,000
                    ------------------------------------------------------------
NUMBER OF                    (8)    SHARED VOTING POWER
SHARES
BENEFICIALLY                        0
                    ------------------------------------------------------------
OWNED BY                     (9)    SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH                          716,000
                    ------------------------------------------------------------
                             (10)   SHARED DISPOSITIVE POWER

                                    0
                    ------------------------------------------------------------

        (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON

                                    716,000
               -----------------------------------------------------------------
        (12)   CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]

------------------------------------------------------------------------------
        (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    3.6%
------------------------------------------------------------------------------
        (14)   TYPE OF REPORTING PERSON **
                                    OO
------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 760981100

(1)    NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Reservoir Capital Partners, L.P.

--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                   (a)  [ ]
                                                                   (b)  [x]
--------------------------------------------------------------------------------
(3)    SEC USE ONLY

--------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS **

                     WC
--------------------------------------------------------------------------------
(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [  ]

--------------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------

                             (7)     SOLE VOTING POWER
                                     611,500
                    ------------------------------------------------------------
NUMBER OF                    (8)    SHARED VOTING POWER
SHARES
BENEFICIALLY                        0
                    ------------------------------------------------------------
OWNED BY                     (9)    SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH                         611,500
                    ------------------------------------------------------------
                             (10)   SHARED DISPOSITIVE POWER

                                    0
                    ------------------------------------------------------------

        (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON

                                    611,500
               -----------------------------------------------------------------
        (12)   CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]


--------------------------------------------------------------------------------
        (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    3.1%
--------------------------------------------------------------------------------
        (14)   TYPE OF REPORTING PERSON **
                                    PN
--------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 760981100

(1)    NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Reservoir Capital Associates, L.P.

--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                   (a)  [ ]
                                                                   (b)  [x]
--------------------------------------------------------------------------------
(3)    SEC USE ONLY

--------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS **

                     WC
--------------------------------------------------------------------------------
(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [  ]

--------------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------

                             (7)     SOLE VOTING POWER
                                     1,500
                    ------------------------------------------------------------
NUMBER OF                    (8)    SHARED VOTING POWER
SHARES
BENEFICIALLY                        0
                    ------------------------------------------------------------
OWNED BY                     (9)    SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH                         1,500
                    ------------------------------------------------------------
                             (10)   SHARED DISPOSITIVE POWER

                                    0
                    ------------------------------------------------------------

        (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON

                                    1,500
               -----------------------------------------------------------------
        (12)   CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]

--------------------------------------------------------------------------------
        (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    --
--------------------------------------------------------------------------------
        (14)   TYPE OF REPORTING PERSON **
                                    PN
--------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

3D
CUSIP No. 760981100

(1)    NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Reservoir Capital Master Fund, L.P.

--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                   (a)  [ ]
                                                                   (b)  [x]
--------------------------------------------------------------------------------
(3)    SEC USE ONLY

--------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS **

                     WC
--------------------------------------------------------------------------------
(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [  ]

--------------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------

                             (7)    SOLE VOTING POWER
                                    103,000
               -----------------------------------------------------------------
NUMBER OF                    (8)    SHARED VOTING POWER
SHARES
BENEFICIALLY                        0
               -----------------------------------------------------------------
OWNED BY                     (9)    SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH                         103,000
               -----------------------------------------------------------------
                             (10)   SHARED DISPOSITIVE POWER

                                    0
               -----------------------------------------------------------------

        (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON

                                    103,000
               -----------------------------------------------------------------
        (12)   CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]


--------------------------------------------------------------------------------
        (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    .5%
--------------------------------------------------------------------------------
        (14)   TYPE OF REPORTING PERSON **
                                    PN
--------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  INTRODUCTION



     This statement on Schedule 13D (the "Statement") constitutes the initial filing by Reservoir Capital Management, L.L.C., a Delaware limited liability company ("RCM"), Reservoir Capital Group, L.L.C., a Delaware limited liability company ("RCG"), Reservoir Capital Partners, L.P., a Delaware limited partnership ("RCP"), Reservoir Capital Associates, L.P., a Delaware limited partnership ("RCA"), and Reservoir Capital Master Fund, L.P., a limited partnership organized under the laws of the Cayman Islands ("RCMF"), with respect to the beneficial ownership of shares of common stock, par value $.0001 per share (the "Common Stock"), of Restoration Hardware, Inc., a Delaware corporation.

     In this Statement, each of RCM, RCG, RCP, RCA and RCMF may be referred to as a "Reporting Person," and collectively as the "Reporting Persons". RCP, RCA and RCMF, collectively, may be referred to as the "Reservoir Entities".



ITEM 1. SECURITY AND ISSUER

     The title of the class of equity securities to which this statement relates is the common stock, par value $.0001 per share (the "Common Stock"), of Restoration Hardware, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 15 Koch Road, Suite J, Corte Madera, CA 94925.



ITEM 2. IDENTITY AND BACKGROUND

     This Statement is being filed by RCM, RCG, RCP, RCA and RCMF.

     RCM, an investment management firm, is a Delaware limited liability company and the managing member of RCG. The address of RCM's principal business and principal office is 650 Madison Avenue, 26th Floor, New York, New York 10022.

     RCG, a subsidiary of RCM, is a Delaware limited liability company. RCG is an investment management firm and serves as the general partner in RCP, RCA and RCMF. The address of RCG's principal business and principal office is 650 Madison Avenue, 26th Floor, New York, New York 10022.

     RCP is a Delaware private investment partnership whose general partner is RCG. The address of RCP's principal business and principal office is 650 Madison Avenue, 26th Floor, New York, New York 10022.

     RCA is a Delaware private investment partnership whose general partner is RCG. The address of RCA's principal business and principal office is 650 Madison Avenue, 26th Floor, New York, New York 10022.

     RCMF is a private investment partnership organized under the laws of the Cayman Islands. RCMF's general partner is RCG. The address of RCMF's principal business and principal office is 650 Madison Avenue, 26th Floor, New York, New York 10022.

     Information regarding the control persons and executive officers of the Reporting Persons is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all such persons are citizens of the United States.

     During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any person named in Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


     The Reservoir Entities purchased 1,432 shares of the Company's Series A Preferred Stock, par value $.0001 (the "Series A Preferred Stock"), and the 1,718 shares of the Company's Series B Preferred Stock, par value $.0001 (the "Series B Preferred Stock"; and together with the Series A Preferred Stock, the "Preferred Stock"), for a purchase price of $3,150,000. The Preferred Stock was purchased on March 22, 2001 pursuant to an Amended and Restated Series A and Series B Preferred Stock Purchase Agreement, dated as of March 21, 2001, by and among the Company, Palladin Capital IX, LLC ("Palladin"), RCP, RCA, RCMF, Mr. Gary Friedman and the other investors listed on Schedule A attached thereto (collectively, the "Investors") (the "Stock Purchase Agreement"). The Reservoir Entities purchased the Preferred Stock with working capital.


ITEM 4. PURPOSE OF TRANSACTION.

     The Reservoir Entities purchased the Preferred Stock for general investment purposes and retain the right to change their investment intent. Subject to market conditions and other factors, the Reservoir Entities may acquire or dispose of securities of the Company from time to time in future open-market, privately negotiated or other transactions.

     Pursuant to the Stock Purchase Agreement, the Company sold a total of 6,820 shares of Series A Preferred Stock and 8,180 shares of Series B Preferred Stock to the Investors, including the Reservoir Entities, for a total consideration of $15,000,000. Pursuant to the Preferred Stock Purchase Agreement, the Company issued and sold the Preferred Stock to the Reservoir Entities as follows: (i) RCP purchased 1,223 shares of Series A Preferred Stock and 1,468 shares of Series B Preferred Stock for a total purchase price of $2,691,000, (ii) RCA purchased 3 shares of Series A Preferred Stock and 3 shares of Series B Preferred Stock for a total purchase price of $6,000 and (iii) RCMF purchased 206 shares of Series A Preferred Stock and 247 shares of Series B Preferred Stock for a total purchase price of $453,000.

     Each share of Series A Preferred Stock is convertible into 500 shares of Common Stock, subject to customary antidilusion adjustments, and each share of Series B Preferred Stock will automatically convert into a share of Series A Preferred Stock upon receipt of stockholder approval. The Company agreed in the Stock Purchase Agreement to seek stockholder approval as promptly as practicable. The holders of Series A Preferred Stock vote together with the holders of Common Stock on all matters on an as converted basis. In addition the holders of Series A Preferred Stock vote separately as a class in certain circumstances.

     The Investors entered into voting agreements (the "Voting Agreements") with holders of approximately 42% of the outstanding Common Stock, including the directors and executive officers of the Company, JP Morgan LLC, Brown Capital Management, Capital Group International, Inc. and the Desai Funds, to approve and ratify a charter amendment relating to the issuance and conversion features of the Series B Preferred Stock, as set forth in the Certificate of Designations of Series A and Series B Preferred Stock (the "Certificate"). The Voting Agreements give proxies to vote the shares of Common Stock held by such stockholders to approve the issuance of the Series B Preferred Stock, including the conversion features thereof.

     Pursuant to the Stock Purchase Agreement, the Reporting Persons have the right to nominate designees (the "Series A Directors") to the Company's Board of Directors (the "Board") as follows. As long as the Investors and their affiliates hold, in the aggregate, (a) more than 50% of their total Series A Preferred Stock or shares of Common Stock received upon conversion of their Series A Preferred Stock, they are entitled to have two designees nominated to the Board and be represented by the Investors' designees on all Board committees and (b) more than 25% of their total Series A Preferred Stock or shares of Common Stock received upon conversion of their Series A Preferred Stock, they are entitled to have one designee nominated to the Board and be represented by an Investors' designee on all Board committees. Notwithstanding the foregoing,
(i) as long as Palladin continues to hold at least 50% of the shares of Series A Preferred Stock originally issued to Palladin or such equivalent number of shares of Common Stock upon any conversion of such Series A Preferred Stock, the Company will cause a Palladin designee to be nominated as a Series A Director, and use its best efforts to cause the election of a Palladin designee to the Board of Directors and (ii) as long as the Reservoir Entities and Glenhill Capital LP ("Glenhill"; and together with the Reservoir Entities, "Reservoir-Glenhill") continue to hold at least 50% of the shares of Series A Preferred Stock originally issued to Reservoir-Glenhill or such equivalent number of shares of Common Stock upon any conversion of such Series A Preferred Stock, the Company will cause a Reservoir-Glenhill designee to be nominated as a Series A Director, and the Company will use its best efforts to cause the election of a Reservoir-Glenhill designee to the Board of Directors. In no event will the total number of directors which the holders of the Series A Preferred Stock and the Investors (including Palladin and Reservoir-Glenhill) are entitled to (i) elect by a class vote of the Series A Preferred or (ii) to have nominated for election by the Company, and have the Company exercise its best efforts to secure the election of, be greater than two members of the Board.

     The Certificate also provides for the election of Investor designees to the Board under the same circumstances under which the Investors would have the right to nominate Investor designees to the Board as described in the paragraph above, with an additional provision that if more than 50% of the shares of the Series A Preferred Stock or such equivalent number of shares of Common Stock issued upon conversion are transferred to a Competitor (as defined in the Certificate), such holders will not be entitled to elect a Series A Director.

     The Stock Purchase Agreement also provides for certain director approvals relating to major decisions of the Company. Approval of a majority of the entire Board is required for: (i) the issuance of securities (whether equity or debt securities) and (ii) acquisitions or dispositions of material assets, joint venture arrangements and material or extraordinary licensing arrangements. The following actions require approval of a majority of the Board and, so long as the Investors and their affiliates hold, in the aggregate, more than 30% of the shares of Series A

Preferred Stock originally issued to such Investors and their affiliates, or more than 50% of shares of Common Stock received upon conversion of their Series A Preferred Stock (including any Series A Preferred Stock on an as-if converted basis), at least one Investors' designee to the Board: (x) the incurrence of debt over $10,000,000, other than debt incurred for the purpose of redeeming in full the Preferred Stock or refinancing existing debt on terms not materially less favorable to the Company than the debt refinanced, (y) the approval of, and any amendment or changes to, the corporate budget and (z) the hiring, dismissal, election or removal of the Chairman, Chief Executive Officer, President, Chief Financial Officer or Chief Operating Officer as well as any equivalent members of senior management and any material changes to the terms and conditions of such officers' employment.

     In addition, the Stock Purchase Agreement contains a standstill agreement, pursuant to which for a period of three years from March 22, 2001, each Investor agrees not to (i) agree to acquire any voting securities or rights to acquire any voting securities of the Company or its affiliates, or any assets of the Company or its affiliates other than the purchase in open market transactions of shares of Common Stock of the Company representing in the aggregate for Palladin and the Reservoir Entities not more than 5% of the total number of outstanding Common Stock of the Company, (ii) other than with respect to the election of the Series A Directors or the approval of the issuance of the Series B Preferred Stock, in any way participate in any solicitation of proxies to vote or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Company, (iii) make any public announcement with respect to, or submit a proposal for any extraordinary transaction involving the Company or any of its securities or assets, (iv) form, join or in any way participate in a group as defined in the Exchange Act in connection with any of the foregoing; or (v) take any action that could reasonably be expected to require the Company to make a public announcement regarding the possibility of any of the events described above; provided, however, the foregoing provisions and restrictions shall not apply to the Chief Executive Officer of the Company (which, at the current time, is Mr. Friedman) acting in his sole capacity as an officer of the Company. During the restricted period, each Investor must advise the Company of any inquiry or proposal made to it with respect to the above. These restrictions will terminate on the occurrence of specified events relating to the acquisition of the Company by third parties or if the equity interest of an Investor and its affiliates in the Company is less than 8% of the outstanding Common Stock.

     The Company and each of Palladin, the Reservoir Entities and Glenhill have agreed that in certain circumstances if the Series B Preferred Stock is converted into Series A Preferred Stock on or prior to August 31, 2001 and the Company is required to pay cash or in kind dividends with respect to such shares of Series B Preferred Stock, the parties shall negotiate to preserve the originally intended terms of the Series B Preferred Stock.

     The Stock Purchase Agreement also includes a lock-up agreement of the shares held by Gary Friedman, whereby Mr. Friedman agrees that (except for the pledge of stock to secure loans made to Mr. Friedman by the Company) for a period of two years from the date thereof, he will not transfer any Series A Preferred Stock, Common Stock or other securities of the Company held by him if as a result of any such transfer, Mr. Friedman will have transferred more than 20% of the Common Stock, including any securities convertible into Common Stock on an as-if converted basis, acquired by Mr. Friedman upon execution of the Stock Purchase Agreement and consummation of the transactions contemplated therein. This restriction does not apply to certain transfers, including transfers to family or transfers of Common Stock acquired on the open market. In addition to the right to make transfers as describe above, Mr. Friedman will also be entitled to make transfers of such additional percentage of securities of the Company, including Common Stock and any securities convertible into Common Stock, on an as-if converted basis, held by Mr. Friedman upon consummation of the transactions contemplated by the Stock Purchase Agreement as is equal to the aggregate cumulative percent of transfers of securities of the Company, including Common Stock and any securities convertible into Common Stock, on an as-if converted basis, made from time to time by Palladin, the Reservoir Entities and Glenhill of their original investment in the Preferred Stock of the Company since the acquisition of such Preferred Stock.

     The Stock Purchase Agreement, the form of Voting Agreement and the Certificate are incorporated by reference herein and are filed as Exhibits 1, 2, and 3 respectively, hereto.

     In relation to the transactions contemplated by the Stock Purchase Agreement, Palladin, the Reservoir Entities, Glenhill and certain other Investors (together, the "Executing Investors") also entered into an amended and restated letter agreement, dated as of March 21, 2001 (the "Letter Agreement"), regarding short sales of the Common Stock of the Company and a voting agreement with respect to the Common Stock. If the Executing Investors collectively engage in short sales transactions, or in derivative transactions with the economic effect of short sales that substantially relieve such Executing Investors of the economic risks and benefits of ownership of equity in the Company in an aggregate amount totaling, (i) on or before June 24, 2002, no more than fifty percent (50%) of the number of shares of Common Stock which the then current number of Series A Preferred Stock held by all the Investors are convertible into, either directly or through affiliates, at any time while holding any of the Series A Preferred Stock, or (ii) after June 24, 2002, no more than the greater of (A) the aggregate outstanding amount of short sales of such Investors as of June 24, 2002 and (B) twenty-five percent (25%) of the number of shares of Common Stock which the then current number of Series A Preferred Stock held by the Investors are convertible into, either directly or through affiliates, at any time while holding any of the Series A Preferred Stock. Each of Palladin, the Reservoir Entities, Glenhill, Mr. Friedman and certain other investors have agreed further that each of them may engage in short sales transactions with respect to no more than their pro rata number of shares based on the total number of shares of Common Stock into which the aggregate Series A Preferred Stock held by each of them on the date of the agreement is convertible.

     The Letter Agreement also provides an agreement between the Executing Investors relating to voting for director designees of the Company. For as long as holders of Series A Preferred Stock are entitled to elect two directors of the Company, Reservoir-Glenhill and Palladin each agree to vote all shares of Series A Preferred Stock and any Common Stock issuable upon conversion thereof (hereinafter referred to as the "Voting Shares") to appoint and elect the designee of the other as directors of the Company. At a time when Palladin and Reservoir-Glenhill are entitled to elect only one director, then each of Palladin and Reservoir-Glenhill agrees to vote all of the Voting Shares then held by each of them to appoint and elect the designee of the holder that holds the greater number of Voting Shares.

     The Letter Agreement is incorporated by reference herein and is filed as
Exhibit 4 hereto.

     The Investors and the Company also entered into an amended and restated investor rights agreement, dated as of March 21, 2001 (the "Investor Rights Agreement"), pursuant to which the Company agreed to provide information and inspections rights to the parties as follows. For so long as an Investor holds at least the lesser of (a) 10% of the shares of Preferred Stock (or underlying Common Stock) held by such party upon the consummation of the transactions contemplated by the Stock Purchase Agreement and (b) Preferred Stock (or underlying Common Stock) having an original purchase price of $500,000, the Company will deliver to the Investor: (i) its audited annual financial statements within 90 days after the end of each fiscal year, (ii) its unaudited quarterly financial statements within 45 days after the end of each fiscal quarter, (iii) unless such party requests otherwise, its monthly financial statements within 30 days after the end of each month, (iv) unless such party requests otherwise, all additional information provided to the Company's lenders and other equity holders and (v) upon the written request, such other information as such party shall reasonably request.

     The Investor Rights Agreement also provides the Investors with the right to require the Company to register the shares of Common Stock issuable upon conversion of the Series A Preferred Stock. At any time beginning 180 days after the date of the Investor Rights Agreement, the Company will be required to file a registration statement upon demand, provided that the aggregate offering price of the securities to be registered would not be less than $2,000,000. The Company will not be required to file more than four such demand registrations, one of which may be initiated exclusively by Palladin and one of which may be initiated exclusively by the Reservoir Entities. The demand registrations are subject to underwriters' cutbacks. Pursuant to the terms of the Investor Rights Agreement, the holders of registrable securities have unlimited piggyback registration rights, subject to underwriters' cutbacks.

     Furthermore, the Investor Rights Agreement requires the Company to effect registrations on Form S-3 or its equivalent with respect to all registrable securities owned by holders of Series A Preferred Stock as would permit or facilitate the sale and distribution of all such registrable securities on a delayed and continuous basis, upon the later of (i) such time as Form S-3 becomes available for use by the Company and (ii) 30 days following the filing with the SEC of the Company's Form 10-K for 2001.

     The Investor Rights Agreement further provides that, to the extent and solely to the extent that parties to the Company's Restated Investors Rights Agreement, dated as of May 16, 1997 (the "1997 Agreement"), continue to possess registration rights granted by the Company pursuant to the terms of Section 6 of that agreement, then the Investors under the Investor Rights Agreement agree:
(a) they shall not exercise, or participate in any exercise of, any rights granted to them under the Investor Rights Agreement to make, cause or otherwise participate in a demand registration which could result in the registration statement being declared effective within one hundred eighty (180) days of the effective date of any registration effected pursuant to Section 6.2 of the 1997 Agreement; (b) to the extent that the Investors have any right or opportunity to participate in any registration statement of the Company, but only to the extent required by the 1997 Agreement, they shall only include their registrable securities in the registration statement to the extent that inclusion of the securities will not reduce or otherwise cause or give rise to a reduction in the amount of securities of the parties to the 1997 Agreement who retain registration rights under that agreement and who have included their securities in the registration statement; and (c) in the event of any conflict between the terms of the 1997 Agreement and the Investor Rights

Agreement, the 1997 Agreement and the Investor Rights Agreement shall be interpreted in all cases in favor of the parties to the 1997 Agreement who still retain registration rights under that agreement and, to the extent that any terms in the two agreements contradict in whole or in part, the 1997 Agreement shall control.

     The Investor Rights Agreement is incorporated by reference herein and is filed as Exhibit 5 hereto.

     The Company, the Reservoir Entities, Palladin, Glenhill and certain other Investors also entered into an amended and restated letter agreement, dated as of March 22, 2001 (the "Side Letter"), relating to notices. Pursuant to the Side Letter, the Company also agreed to notify certain of the Investors, including Palladin, the Reservoir Entities and Glenhill of any conversions of Series A Preferred Stock into shares of Common Stock. Any Investor holding information rights pursuant to the Investor Rights Agreement has also agreed to notify the Company in writing if it no longer is entitled to such rights.

     The form of the Side Letter is incorporated by reference herein and filed as Exhibit 6 hereto.

     The description of the Stock Purchase Agreement, the form of Voting Agreement, the Certificate, the Letter Agreement, the Investor Rights Agreement, the form of Side Letter and other related documents and the transactions contemplated thereby are not intended to be complete, and are qualified throughout by reference to such documents.

     Except as set forth above, the Reporting Persons have no plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.(1)

         (a) Each of RCM and RCG beneficially own 716,000 shares of the Common Stock of the Company (3.6%, assuming conversion of the Series A Preferred Stock held by the Reservoir Entities). RCP beneficially owns 611,500 shares (3.1%) of the Common Stock of the Company. RCA beneficially owns 1,500 shares (--%) of the Common Stock of the Company. RCMF beneficially owns 103,000 shares (.5%) of the Common Stock of the Company. These numbers exclude shares issuable on conversion of the Series A Preferred Stock issuable on conversion of Series B Preferred Stock held by the Reservoir Entities.

         (b) RCM and RCG each have the sole power to vote, direct the voting of, dispose of and direct the disposition of 716,000 shares of Common Stock of the Company. RCP has the sole power to vote, direct the voting of, dispose of and direct the disposition of 611,500 shares of the Common Stock of the Company. RCA has the sole power to vote, direct the voting of, dispose of and direct the disposition of 1,500 shares of the Common Stock of the Company. RCMF has the sole power to vote, direct the voting of, dispose of and direct the disposition of 103,000 shares of the Common Stock of the Company

         (c) Except as described in paragraph (a) above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons referred to in Schedule I attached hereto has effected any transactions in the Common Stock during the past 60 days.

         (d) The Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

         (e) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Reference is made to Item 4 of this Schedule, which is incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships among the persons named in Item 2 of this Schedule and between such persons and any person with respect to any securities of the Company.

----------
(1) In addition to the shares of Preferred Stock beneficially owned by the Reporting Persons, the Reporting Persons may be deemed to have shared power to vote or direct the vote of the shares held by Palladin and Glenhill pursuant to the Letter Agreement, each as described in Item 4. The Reporting Persons may also be deemed to have shared power to vote or direct the vote of the shares held by the Company's stockholders party to the Voting Agreements (the "Company Stockholders"), pursuant to the Voting Agreements as described in Item 4. As a result of the Letter Agreement, the Reservoir Entities, Palladin and Glenhill may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons and Palladin or Glenhill constitute a "person" or "group" under Section 13(d) of the Exchange Act. The Reporting Persons disclaim beneficial ownership of any shares beneficially owned by Palladin, Glenhill and the Company Stockholders, and neither the present filing nor anything contained herein shall be construed as an admission otherwise.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS



     1. Amended and Restated Stock Purchase Agreement, dated as of March 21, 2001 (incorporated by reference to Exhibit 10.19 of the Company's Current Report on Form 8-K, filed with the Commission on April 2,
          2001).

     2.   Form of Voting Agreement.

     3. Series A and Series B Certificate of Designations (incorporated by reference to Exhibit 4.6 of the Company's Current Report on Form 8-K, filed with the Commission on April 2, 2001).

     4.   Amended and Restated Letter Agreement, dated as of March 21, 2001.

     5. Amended and Restated Investor Rights Agreement, dated as of March 21, 2001 (incorporated by reference to Exhibit 10.18 of the Company's Current Report on Form 8-K, filed with the Commission on April 2, 2001.

     6.   Form of Amended and Restated Side Letter, dated as of March 22, 2001.

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such person or entity certifies that the information set forth in this Schedule 13D is true, complete and correct and agrees that this statement is filed on behalf of each of them.



Dated:  April 2, 2001



                                    RESERVOIR CAPITAL MANAGEMENT, L.L.C.



                                    By:     /s/ Daniel H. Stern
                                         -------------------------------
                                    Name:  Daniel H. Stern
                                    Title:  President

                                    RESERVOIR CAPITAL GROUP, L.L.C.



                                    By:     /s/ Daniel H. Stern
                                         -------------------------------
                                    Name:  Daniel H. Stern
                                    Title:  President


                                    RESERVOIR CAPITAL PARTNERS, L.P.


                                    By: Reservoir Capital Group, L.L.C.,
                                        General Partner

                                    By:     /s/ Daniel H. Stern
                                         -------------------------------
                                    Name: Daniel H. Stern
                                    Title: President

                                    RESERVOIR CAPITAL ASSOCIATES L.P.


                                    By: Reservoir Capital Group, L.L.C.,
                                        General Partner

                                    By:     /s/ Daniel H. Stern
                                         -------------------------------
                                    Name: Daniel H. Stern
                                    Title: President



                                    RESERVOIR CAPITAL MASTER FUND, L.P.


                                    By: Reservoir Capital Group, L.L.C.,
                                           General Partner

                                    By:     /s/ Daniel H. Stern
                                         -------------------------------
                                    Name: Daniel H. Stern
                                    Title: President

                                                                      SCHEDULE I



         CONTROL PERSONS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The names, present principal occupations and business addresses of the control persons and executive officers of RCM and RCG are set forth below. The control person's or executive officer's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person. Each of the named individuals is a citizen of the United States of America. RCG is the general partner and control person of RCP, RCA and RCMF.


--------------------------------------------------------------------------------

RESERVOIR CAPITAL MANAGEMENT, L.L.C.
------------------------------------

 Daniel H. Stern                        President and Chief Executive Officer
                                        and Senior Managing Member; President
                                        and Chief Executive Officer of Reservoir
                                        Capital Group, L.L.C.

 Craig A. Huff                          Managing Member and Managing Director;
                                        Managing Director of Reservoir Capital
                                        Group, L.L.C.

 Gregg M. Zeitlin                       Managing Member and Managing Director;
                                        Managing Director of Reservoir Capital
                                        Group, L.L.C.

 Aaron Goldberg                         Chief Financial Officer and Treasurer;
                                        Chief Financial Officer and Treasurer of
                                        Reservoir Capital Group, L.L.C.


RESERVOIR CAPITAL GROUP, L.L.C.
-------------------------------

 Daniel H. Stern                        President and Chief Executive Officer;
                                        see information under Reservoir Capital
                                        Management, L.L.C.


 Craig A. Huff                          Managing Director;  see information
                                        under Reservoir Capital Management,
                                        L.L.C.

 Gregg M. Zeitlin                       Managing Director;  see information
                                        under Reservoir Capital Management,
                                        L.L.C.

 Aaron Goldberg                         Chief Financial Officer and Treasurer;
                                        see information under Reservoir Capital
                                        Management, L.L.C.